UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☐ Form 10-Q  ☐ Form 10-D  ☐ Form N-SAR  ☐ Form N-CSR

For Period Ended: November 30, 2005

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

PART I – REGISTRANT INFORMATION

CellStar Corporation

Full Name of Registrant

N/A

Former Name if Applicable

601 S. Royal Lane

Address of Principal Executive Office (Street and Number)

Coppell, Texas 75019

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if needed)

Evaluation of the disclosures and information in the Annual Report on Form 10-K of CellStar Corporation (the “Company”) for the fiscal year ended November 30, 2005 (the “Form 10-K”), in light of new information received by senior management shortly before the filing deadline, was completed by senior management, the Company’s legal representatives, independent auditors, and the Audit Committee of the Company’s Board of Directors on February 13, 2006. The Company filed its Form 10-K ten minutes past its prescribed filing time of 5:30 E.T. Although transmitted on February 13, 2006, the Form 10-K has an effective filing date of February 14, 2006.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Elaine Flud Rodriguez             (972) 462-3550

(Name)                            (Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company announced its earnings for the fourth quarter and fiscal year ended November 30, 2005, in a press release dated February 13, 2005. The press release is attached to this Form 12b-25 as Exhibit 99.1 and is incorporated herein by reference.

CellStar Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 13, 2006	By:	/s/ Elaine Flud Rodriguez
Elaine Flud Rodriguez Senior Vice President and General Counsel

Exhibit Index

Exhibit No.	Description

EX-99.1	CellStar Corporation press release dated February 13, 2006.